Exhibit 99.1

NewLead Holdings Ltd.

Announces

Completion of Acquisition of Coal Wash Plant in Kentucky, USA

PIRAEUS, Greece, December 18, 2013 - NewLead Holdings Ltd. (NASDAQ: NEWL) ("NewLead" or the "Company") announced today that it recently completed the acquisition of a coal wash plant in Kentucky, USA.

The coal wash plant is operational and will immediately generate revenue and positive cash flow for the Company. The plant can wash, blend, size, store and deliver coal and has a rail load attached which allows loading of the washed coal on its own rails and trucks as well as delivery directly to its destination. The rail load allows for reduced cost of coal transportation.

Since April 2011, the coal wash plant has processed an average of approximately 59,000 tons of coal per month. Currently, the plant has a contract in place for processing, as requested, up to a maximum of 150,000 tons of coal per month, scheduled to expire in June 2016.

Mr. Michael Zolotas, chairman and chief executive officer of NewLead, stated, “The completion of the acquisition of the wash plant is an important step in developing our vertically integrated shipping and commodity model. The acquisition of the coal wash plant greatly enhances NewLead’s commodity arm because it is a vital part of coal production process. It ameliorates the quality of the coal produced and it produces profits from washing coal for third parties. The use of the rail load allows for a competitive advantage in logistics and transportation over the selling pricing mechanism of high quality coal as compared to our piers. We expect the coal wash plant to immediately contribute positively to our earnings.”

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping and commodity company that manages product tankers and dry bulk vessels. NewLead currently owns three dry bulk vessels, which includes one newbuilding. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com